Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of remarks by Sam Samad, Chief Financial Officer and Senior Vice President of Illumina, Inc. (the “Company”), at the SVB Leerink Global Healthcare Conference held on February 25, 2021.

CORPORATE PARTICIPANTS

Sam A. Samad Illumina, Inc. - CFO & Senior VP

CONFERENCE CALL PARTICIPANTS

Puneet Souda SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

PRESENTATION

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

All right. Great. Welcome, everyone. I'm Puneet Souda, SVB Leerink's tools and diagnostics analyst here. And joining me is Sam Samad, CFO from Illumina. Sam, wonderful to have you at our conference.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Thank you, Puneet. Glad to be here.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Okay. Great. So let's get started. As we go through the session, please e-mail me if there are any questions for those listening on the line. I'll put it in the chat box, and I'll try to address it as we go through the session here. Illumina and Sam need no introduction. Obviously, as you know, Illumina is a leading sequencing company that is core to a number of growing applications from research to clinical diagnostics. In my view, the majority of the people in the world will experience one or more genetic test in their lifetime and is most likely going to be on an Illumina sequencer. So obviously, that creates a massive TAM for the company.

So a number of things to talk to, Sam. Let me just see, if there are any other comments that you wanted to add - otherwise, we can jump into questions.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. Maybe just go through the safe harbor, Puneet, always the fun part. Let me go through that really quick. I've been asked to remind you that my comments today could include forward-looking statements. You should refer to our SEC filings for a discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It's our intent that all forward-looking statements regarding our financial results and commercial activity made during today's discussion will be protected under the Private Securities Litigation Reform Act of 1995.

Thank you, again, Puneet, and happy to be here. Why don't we just get -- jump right into it?

QUESTIONS AND ANSWERS

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Yes. So first one, Sam, in terms of the quarter. I mean you're guiding to high teens revenue growth for the year. When I look at the number of growth drivers that you have, obviously, easy comps given last year's situation with the pandemic. You have a new chemistry, you have $600 genome discount that came through in the fourth quarter, continues to drive elasticity of demand, they're sequencing COVID variants, a number of other factors, including ramping things like MRD and maybe even as patients come back after being vaccinated, those volumes are going to come through into diagnostic test.

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So just trying to understand what's behind that 17% to 20%. Because it seems like there are a number of things that could maybe potentially drive it a little bit higher.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. Thanks, Puneet. So a number of really exciting things, and you did a really nice job laying them out in terms of some of the tailwinds that we have going into the year, because there is a lot of excitement around the momentum of the business and a lot of these things that you mentioned. Some that are momentum carrying forward from Q4 of last year and some that are frankly emerging now and starting to -- we'll certainly get more visibility on them as we go.

In terms of the momentum, I mean, we've got things like, as you said, the B15 introduction, which is driving really very, very promising demand both across NovaSeq instruments, but also across reagent adoption in the research market. In terms of also something that you didn't mention specifically, but it's -- the reimbursement and access environment is looking really promising as well across NIPT, across comprehensive genomic profiling in oncology, across genetic disease, all of those are tailwinds as well.

COVID surveillance is one thing that you mentioned. That's emerging, I would say. It has a lot of promise. We're really excited about the durability of this potential opportunity, but it's still emerging. And so definitely something we didn't have visibility on in Q4. But early in '21, I think it's starting to take on bigger and better shape. But I would still be cautious in terms of not putting too much emphasis as a real significant revenue driver in '21. But I do see it as driving an opportunity, both short term and long term as well as beyond COVID even for future pandemic surveillance.

But finally, I will say one thing. I mean listen, as pleased as we are in terms of how this year has started and the strength of the business, we're still in a pandemic here, Puneet. We are cautious in the sense that this is still a pandemic year. We do expect that we'll get past this pandemic and start to get to some level of normalcy by, I would say, late summer, so Q3-ish timeframe. But in the first 6 months, I think we are cautious in the sense that we still see infections rising. There is still the threat of looming shutdowns, although I will say that customers have learned to really work within the limitations of this pandemic much better than they did back in Q2 of last year.

I'd say, we're still guided based on the fact that we're still in a pandemic here, at least for the first part of it.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Got it. Okay. In terms of -- after the quarter, there has been significant interest in April end customer event among the investors. Since Francis mentioned it on the call, how should we view this event? On one hand, you have hosted many users' meetings in many geographies here, but this one appears to be larger than that. Tell us what's the genesis of this event? What should we expect? And obviously, the question of meaningful product launch remains there because, obviously, we haven't seen one since January of 2017 with the high-throughput instrument side. But just wanted to get a sense of how we should view this event.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. I mean the genesis of this event is that we're a leader in the space and genomics is such an exciting ecosystem now and sector, and there are so many opportunities in the space. We wanted really an inaugural landmark event, a customer meeting per se, that brings in thought leaders that really looks at all of our segments and markets, whether it's existing markets, emerging markets. By that, I mean emerging applications and things where genomics will play a key part in.

We're really excited to do this for the first time in April. We're going to bring in a number of key thought leaders, both in the genomics space, but really also very much could be outside of genomics as well. And to comment on whether it's COVID development, whether it's sequencing and its role in COVID, whether it's oncology development, so really a number of fronts where we bring in key thought leaders in the space.

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In terms of product launches, as you know, Puneet, we don't preannounce product launches. We really announce product launches when the market is ready for our products, when the market is ready for, whether it's the next platform, the next price point, the next innovation. And so we don't preannounce products. I think Francis was really in his excitement on the earnings call talking about the inaugural launch event and really saying that this is going to be the first time, that in the future, when we do announce products, most likely, since it's a customer meeting, it will be during customer meetings such as this one. But he was not necessarily referring to the fact that we will be announcing a new high-throughput sequencer in April of this year. We would not do that. We would not preannounce it.

And listen, I'd say the last thing on this topic is NovaSeq is still in its fifth year of launch, having really incredible performance. I mean we had our second highest quarter in terms of orders for NovaSeq in Q4 with the first highest quarter was Q1 of '17 when we launched the instrument. v1.5 has driven the price down to $600 for all customers now that can access this price on NovaSeq, and we're seeing tremendous momentum in the business in the NovaSeq opportunity pipeline as a result of that.

 Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Got it. Okay. That's very helpful. Talking about elasticity of demand. Obviously, that's a key theme for Illumina in terms of expansion of these markets. You had a sizable pricing cut in the fourth quarter, version 1.5 introduction as well. Just walk us through how is that going to -- should be -- how does that impact in the first and second quarter here? It appears that it should benefit across the board, but maybe just if you could elaborate on the cadence of that, and what have you learned so far from that pricing change?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. I mean again, it's exceeded every expectation that we had in terms of the launch. The v1.5 introduction has exceeded our expectations in terms of new customers on S4. We had record new customers on S4 in Q4. It's exceeded our expectations around now driving more adoption of NovaSeq from some of the HiSeq users that have not yet made the switch. It's exceeded our expectations in terms of new customers looking to get into -- to order NovaSeq, we had 50% of our orders in Q4 of NovaSeq were new to Illumina sequencing customers. So it's exceeded our expectations on a number of fronts.

There's -- the price point, there's also the flexibility and the added attributes of the new reagents in terms of increased shelf life, in terms of flexibility, in terms of ease of use. So really has been a very, very successful launch for us. If we think going forward in terms of the cadence, Puneet, I mean, without giving specific projections or numbers because we haven't shared them publicly, but for Q1, we did raise our guidance to high single digits versus Q1 of last year in terms of where the quarter is expected to be in terms of revenues.

In terms of sequencing consumables, I mean, we do expect consistent growth sequentially over the course of the year in sequencing consumables, driven by the fact that with the v1.5 adoption -- continued adoption of those reagent kits and also on the instrument side, continued adoption of NovaSeq. The only thing I would say is probably moderating that in the second half of the year is the fact that the UK Biobank is expected to wrap up in the second half of the year. So you still have sequential growth in terms of consumables, but it's probably moderated a bit by the fact that the UK Biobank wraps up then.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Okay. Got it. And another question on elasticity of demand is, how meaningful is it today versus before? Obviously, you had a larger customer base of research customers and applications overall. Today, nearly 45% of sequencing consumables is coming from clinical diagnostics.Which is less amenable? It appears to be elasticity of demand. So how much elasticity of demand plays a role for Illumina going forward?

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Sam A. Samad - Illumina, Inc. - CFO & Senior VP

It does still play a really key role. I mean you're right. Today, we're at 45%, 47% in terms of, at least in 2020, in terms of consumables being on research for research customers. That number and percentage will probably come down as we go forward because clinical, we do expect it to grow as a segment faster than research. But there are still a number of really exciting applications as you bring the cost of sequencing down. And when the market is ready and there is visibility to that elasticity and the potential additional demand that's created by a lower price, there are really tremendous applications that can be unlocked.

I mean I'll give you a couple of examples, but you can name a lot of things both in terms of existing applications and future applications. But in the existing bucket, I mean, single cell and the ability to do high-intensity sequencing, which requires a lot of throughput and the lower price for sure unlocks that. That's a really exciting application. Liquid biopsy, as you can imagine, we've talked about it in the past, but it's going to continue to take on more shape and form and prominence. Future applications could be in the cardiovascular space, could be in the microbiome space. I mean all of those, when you're thinking about research and discovery, there is still going to be a huge, huge role for a lower price. But we'll introduce that lower price when the timing is right and when we think the market is ready for it.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Got it. That's very helpful. In terms of instrumentation, NovaSeq, you had -- you pointed out that order book was really strong in the Q4. You had, obviously, the v1.5 helped in the quarter. Maybe just can you give us a sense of what does that mean for the sort of the rest of the year? And what's the behavior of these customers that are more low-throughput customers now buying into NovaSeq? So how should instrument placements, how should we think about that in the first quarter and maybe for the rest of the year?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So maybe I'll talk a little bit more about the full year in general in terms of expectations. And as you recall, we guided to the fact that we expected instruments to grow 33% this year versus 2020. Some of that is obviously driven off the fact that 2020 was muted by the effect of the pandemic, but we do expect significant growth in terms of NovaSeq placements this year versus last year. And the order book is really strong, as you said. The orders that we had in Q4, which as I said, were the second highest quarter for NovaSeq ever, I would say some of those were placed in Q4. But some of those also would be placed in future quarters as well because the turnaround time and the lead time sometimes in terms of from order to shipment could be as low as 2 months, it could be 5 months or 6 months. So some of it will span future quarters. But also, the pipeline continues to be really strong as well.

In terms of the activity that we're seeing, Puneet -- and by the way, the same message extends across mid throughput as well, but I know you're focused here a little bit more on high throughput. In terms of the activity, in terms of conversions, so we still have about 320 customers that are -- have not transitioned to NovaSeq, HiSeq customers. And yes, so we expect those customers gradually over the course of '21. It doesn't mean all of them will, but over the course of '21, that some of those customers will continue to transition to NovaSeq. And then you will see also, as we said  in Q4, new to Illumina customers continue to be part of that order book as well because of the v1.5 introduction, which is driving a lot of demand from customers that are, I would say, not customers today but potential customers that look at those price points. They have the means and the capability and the interest in getting into sequencing, and with these price points really provides them a great entry point.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

And in terms of -- just thinking about gross margins. Clearly, version 1.5 is driving demand, $600 genome is pricing -- is driving demand here. But maybe -- offsetting is going to be obviously volume growth. So just given the impact that you're seeing on gross margin right now, could you just walk us through how should we think about the improvement there because the volume obviously has to grow in order to make up for it? And more importantly, what's the leverage that you have there in the consumables, if you could maybe talk broadly about that?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. Let's talk about kind of progression of gross margin over the course of the year. I mean as we talked about when we gave guidance, we said margins -- gross margins are expected to modestly improve this year versus 2020. Remember, the first 6 months, again, continue to be impacted    in our estimates and in our assumptions by the pandemic. Things like higher freight costs, things like not fully getting back some of the leverage that we get on fixed costs as we manufacture reagents, to your last question. We are not quite there yet in our assumptions in the first 6 months, so that's why gross margins are not improving fully back to 70% or above for the year.

But I can tell you, in terms of progression, Puneet, Q1 is sequentially better than Q4 of last year. Q2 is going to be better than Q1, and the second half is going to be better than the first half in terms of gross margin evolution over the course of the year. We do expect in the second half to get close to, if not at the 70% level, in the second half, which becomes -- then it starts to become a little bit more the norm for Illumina. That's more the norm in terms of 70%-plus margins. Again, because of the fact that in the first 6 months, we are assuming higher freight costs, pandemic effect, et cetera.

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And if I take that to operating margins as well because that's also important, we guided 24% for the year. Again, second half definitely gets back    to that more closer to that 26% or so operating margin level, and so higher than the full year operating margin average and starts to get back to not quite 30%, which is what our goal is over the next few years, but really starts to get back to more normal levels for Illumina, if I can call it that.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

That's great. Okay. Just wanted to touch briefly on population sequencing. Can you give us a sense of where -- sort of when you look from your vantage point, the number of efforts that are ongoing, where does that stand? And how should we view population sequencing contribution throughout 2021?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. I'll start with the last part first, which is, we are expecting in our guidance and assumptions a 50% increase in samples from population sequencing in '21 versus '20. 300,000 samples was roughly where we were at in 2020, and we're expecting that to go to 450,000 samples in 2021. And what is also noteworthy about the 450,000 samples, the way I see it is low risk in terms of 450,000 samples because a lot of these initiatives are either ongoing or just starting to scale up now. There isn't much that's really, hey, we expect this to start at some point in the year, whether it's second half, Q4, et cetera. There is a lot of it, if not almost all of it, is ongoing.

You have, for instance, the UK Biobank, fully at scale and well underway, and we expect that to actually wrap up in the second half of the year as they deliver all of the samples. All of us have started. They're sequencing. They have an intent to publish 100,000 samples by the end of the year, but they'll probably do more than that. You've got the Million Veterans Program we've talked about before. You've got initiatives like Denmark, Korea that we've talked about recently that are ongoing or are starting. I see it as a low-risk number.

And in terms of how many of those there are, I mean, we still talk about 50 plus of those initiatives, and it's cyclical. Some wrap up or -- and they could be smaller and some start up, but we're still in that 50-plus population genomics initiatives that are ongoing. But we always talk about the noteworthy one -- ones. The one that I didn't mention, which is also worth noting is the NHS initiative, which has also -- is starting now and with their goal to do 500,000 samples in the next few years.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Got it. Switching gears a little bit. I wanted to get a sense, obviously, GRAIL is an important part of Illumina's trajectory going forward. You're expecting to close still in the second half. Maybe just on Galleri, how should we be thinking about the launch in the near term for LDT? What are your expectations for uptake here? This is -- it will be the first multi-cancer screening test on the market, but it will be an LDT form, not FDA approved,which is where I think the question comes in is essentially the level of uptake we're going to see in the market. So maybe if you could elaborate on that. And what are your expectations here?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. What they've talked about because, obviously, this is still -- we're still looking to GRAIL to comment on their product since they're not part of Illumina yet. But they've talked about the launch in Q2 of this year, so really coming now soon and it's an imminent launch of Galleri. They're going to start by focusing on the strategy of working with select key IDNs on certain -- placing Galleri with certain IDNs and really starting to place the product with -- as part of their formulary essentially and their list of products. They're going to work with employers as well. So employer plans. I can tell you that Illumina is really focused on working with GRAIL on introducing Galleri as part of our employer plan because for -- from an employee standpoint, it's incredibly, incredibly attractive. You can even attract employees into the company by having a product like Galleri that's part of your employee health plan. It's a really big advantage to have it. We're focused on that. They're working with Concierge Medicine as well.

Most importantly, Puneet, they're also starting, as you know, to work with the governments, right? They've announced the NHS initiative, which is 165,000 sample initiative. Starting out as more of a pilot, but that initiative, hoping to establish proof points and real-world data for Galleri and establishing proof points around clinical utility, health utility, health economics benefits with the end goal of getting it introduced on a more -- much more larger scale in the U.K. And we see that being a very important proof point that could be a precursor to potential additional collaborations with other government.

In terms of the LDT potential, I mean, definitely, they're expecting revenue from the product in the -- after launch, but it does -- it will scale over time. And obviously, reimbursement, FDA approval will be important catalysts for that additional level of -- or driving additional revenue growth. But it definitely will generate revenue and scale over time, even in those LDT -- in the LDT period.

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Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Okay. And in terms of the spend priorities there, maybe just broadly a question on GRAIL spend. One of the things we saw this release this morning, GRAIL's expansion in hiring 100 employees in their North Carolina site. There appears to be significant expansion that's ongoing broadly at GRAIL in the recent times in terms of hiring. So any updated thoughts that you have in terms of the overall spend that you're expecting to commit to? Or any change in the thoughts and the amount of dilution that Illumina is expecting?

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

No change. I mean we still stand by the comments that we talked about when we first announced the acquisition of the $3.25 to $3.75 EPS dilution in the first full year post acquisition, which we expect to be 2022. The product will require, obviously, a commercial investment to have commercial scale and establish the commercial infrastructure. I think there are a lot of synergies that we have with Illumina, whether it's market access, regulatory, just clinical capability.

We are one of the largest companies in terms of in genomics, probably one of the largest companies in clinical. And so we bring a lot of expertise and know-how and knowledge with our workforce that can -- that we can bring to bear on the GRAIL acquisition. Then you have also synergies  with regards to population genomics initiatives. I mean we have teams that work with governments in terms of population genomics initiatives. And to the extent that there are population health early cancer screening, population health studies or initiatives, there is a lot of synergies that can be brought to bear with Illumina as well. But we will invest in commercial infrastructure. We will invest in continued R&D investment and clinical trial, ongoing clinical trial investment.

This is -- Puneet, this is the -- probably one of the largest applications we will see in the next, I don't know, how many years in terms of health care, in terms of early cancer detection. We are incredibly focused not on the short-term dilution aspect of this, but on the long-term growth that this could mean for us as a business. I mean this business could potentially be, over the next 10 to 15 years, larger than our core business at that time.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Okay. That's helpful. Switching gears a little bit. A number of recent events and investments and discussions are happening on strengthening the long-read technology, potentially improving the technology towards -- delivering towards whole genome. You even have a customer of yours that's investing into a competitor and an optimistic in building whole-genome diagnostics, so application on long read. So help us just understand, how do you view long-read sequencing? And traditionally, Illumina has viewed that as a smaller piece of the market. Wondering if there is a different view on that today.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. The short answer is, there isn't. It's good technology, it's really important technology, but it's complementary technology and 5% of the applications that are out there today, roughly. And we don't see a view -- we don't have a view or see a possibility that long-read sequencing can replace short-read sequencing in those -- outside of those niche applications of 5%, those 95% of applications. Short-read, SBS-based sequencing technology will continue to be the really preferred technology.

Now there are really opportunities for complementary applications. If you look at population genomics, for instance, building a reference genome through long-read technology, but then applying SBS technology to do -- to apply the scale that you need, the cost efficiency that you need, that's really important. There are -- in those 5% niche applications like de novo sequencing doing, whether it's a new species, for instance, and you need to build reference genome for it. I mean there are niche applications, but we don't see it in any way replacing short-read sequencing.

The last thing I would say in terms of economics. I mean today, long-read sequencing costs roughly $8,000 to sequence a genome. SBS, our technology, costs $600 on a NovaSeq. Three years from now, I think PacBio has talked about being able to get to a sub thousand dollars. Well, 3 years from now, we'll still probably be 10x, if not more, less in terms of cost than where PacBio is. So that gap is not going to compress. That gap    is going to continue to be pretty sizable in terms of cost, if not expand.

And then in terms of throughput, when you look at it today on a Sequel II, you can do 1/3 of a genome in 2 days on a run, and you can do 48 genomes on a run of NovaSeq. So think about the throughput and the scale also from SBS technology, it's pretty significant advantage.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

And how are you thinking about in terms of overall whole-genome diagnostics? What's your expectation as to when can we reach that? Because a part of that reaching that is $100 genome as well. So maybe just if you could elaborate on the time line because I think that's a long-term expectation that Francis laid out some time ago, and it would be great to get an update as to where -- when do you think we can reach that target.

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Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. I mean listen, as Francis shared in another meeting a couple of months ago or maybe 6 weeks ago, we have now the technology to get the cost reductions that are needed to get to $100 genome, if not below $100 genome. We have the technologies. We have the innovation. We can achieve a cost reduction of 90% from where we are today and, obviously, with a commensurate decrease in terms of cost to maintain the same margins that we have.

It's going to be -- it's going to take some time to build that into a product or build that into an actual product that's for the market. I won't give you a specific time frame, Puneet, except to say, it's also -- it can be iterative as well. It doesn't have to be where you go from $600 to $100. You can reduce the price over time, whether it's through a new platform or whether it's on NovaSeq, you can reduce the price over time to access and enable applications as you go, be it in diagnostics or other applications in research as well. I think that -- but we have the blueprint and we have the path, and it's a question of when the market is ready for it, we'll introduce those price points.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Got it. And just a minute or so we have left here. Let me try to cover a question we're getting here in terms of the total customer base that you think is in HiSeq that is still amenable to switching over to potentially to NovaSeq or to the NextSeq 2000, if you could talk through that.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Sure. Yes. What we're seeing really is most of the HiSeq customers are transitioning to NovaSeq. The NextSeq 2000 adoption is really coming. I would say, if I break it down, it's 1/3 is new to Illumina customers. Again, it's really catalyzing and driving that demand with some new customers  to Illumina. 1/3 of that NextSeq 2000 adoption is coming from capacity conversions, and 1/3 roughly is coming from NextSeq 550 upgrades. [There is also some benchtop upgrades as well within that...] (corrected by company after the call).

But in terms of NovaSeq and HiSeq, most of the HiSeq customers, not all, but most actually are transitioning to NovaSeq. And so the 320 that I mentioned, without giving a specific time frame because HiSeq it's still supported. But it will continue, we'll continue to see most of those 320 upgrades in NovaSeq. We're seeing very few go to NextSeq 2000 instead of NovaSeq. NextSeq 2000 has its own other buckets of demand, and it's really exciting to see that instrument as well do well.

Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Okay. Great. Sam, that's all the time we have. Thanks for folks for -- we were delayed a little bit with technical difficulties, but this is great to -- Sam, this was great to host you and always wonderful to have you at our conference. Thanks again.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Thank you. It's always great to be here and appreciate the time, Puneet.

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THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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Additional Information and Where to Find It

In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction.  The Registration Statement was declared effective by the SEC on February 9, 2021. The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or the Registration Statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the consent solicitation statement/prospectus that is included in the Registration Statement, as well as in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the consent solicitation statement/prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.